Filed Pursuant to Rule 433
Registration No. 333-271753

TruStage™

ZoneChoice Annuity

# Gain a greater level of flexibility with Flex Transfer

## Flexibility to control your investment:

When planning for retirement, the market can be unpredictable and everybody's situation is different. Available on the TruStage™ ZoneChoice Annuity, underwritten by MEMBERS Life Insurance Company, Flex Transfer is designed to add more flexibility during the interest term by enabling you to:

- Eliminate loss potential during the remainder of the interest term
- Be in control of when and how much to transfer
- Accumulate at the declared rate until your next contract anniversary

## How it works:

If you decide to utilize Flex Transfer any time during the 1-year or 6-year interest term:

- The amount you decide to transfer is moved from your risk control account (which otherwise fluctuates each day) to the declared rate account
- Once in the declared rate account, your transferred value will accumulate at the declared rate until your next contract anniversary
- On your next contract anniversary, you will have the ability to keep the value in the declared rate account for another 1-year term or transfer to any available risk control option



$ 300,000
$ 250,000
$ 200,000
$ 150,000
$ 100,000
$ 50,000
$ 0
Account Value
Start of interest term
Risk control account value impacted by index moves
Transferred amount accrues daily interest
$232,158
Flex Transfer
Eliminated loss potential on this 16.1% gain
$234,463
available to transfer on contract anniversary
Reflects guaranteed growth at an assumed declared rate of 3%

Flex Transfer is available for contracts issued beginning June 10, 2023. Hypothetical example for illustrative purposes only and may not reflect the actual performance of an index. Actual rates may vary. You should fully understand the operation and impact of Flex Transfer prior to exercising this feature. Your account value and any amount transferred reflect the equity adjustment. Flex Transfers will not be credited any index interest once placed in the declared rate account. As a result, you may have lower values under the contract than you might have otherwise realized if the transfer had not been made. See the prospectus for more details.

This brochure must be preceded or accompanied by a current prospectus and product brochure. Before investing, you should consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. To obtain a prospectus, contact your advisor, log on to www.trustage.com/annuities, or call 888.888.3940. Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals may be subject to surrender charges and may also be subject to an Interest Adjustment. The Interest Adjustment can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. Surrender charges range from 0% to 8% during the initial index period. Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1%. Withdrawals of taxable amounts are subject to ordinary income tax and, if taken before age 59½, may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional. TruStage™ ZoneChoice Annuity is issued by MEMBERS Life Insurance Company (MEMBERS Life) and distributed by its affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer, 2000 Heritage Way, Waverly, IA 50677. Investment and insurance products are not federally insured, may involve investment risk, may lose value, and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. Base policy form 2020-VAIL and 2020-VAIL(ID). ZCA-5476104.1-0223-0625 © TruStage